By Fax (+1 202 772 9210), mail and Edgar

Mr Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America
10 October 2007

Dear Mr Pande,

Re:   Lloyds TSB Group plc
2006 Form 20-F filed 8 June 2007
File number: 001-15246

Thank you for your letter dated 20 September 2007, setting out the staff’s comments on the above filing of Lloyds TSB Group plc (the “2006 Form 20-F”) and our response to your letter dated 30 May 2007. References herein to the “Company” are to Lloyds TSB Group plc and to the “Group” are to the Company and its subsidiaries.

We have included within our response to your letter, as appendix A, an overview of the Group’s hedging model. The overview uses some typical external and internal transaction flows, highlights the resulting economic and accounting position within various areas of the Group and explains the role of the central hedge function and its accounting in more detail.

Our responses to the staff’s comments are set out in appendix B.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Helen A Weir

Helen A Weir
Group Finance Director
For Lloyds TSB Group plc

Appendix A

Overview of the Lloyds TSB hedging model

This appendix provides an overview of the Group’s structure and hedging processes as they relate to the SEC’s comments in its letter dated 20 September 2007 and sets out the reasons for the creation of the Group’s specialist hedge accounting function.

Transaction flows arising from a typical lending business
Set out below are some typical transaction flows that arise from a fixed rate lending business, in which the business unit transacting with the customer economically hedges (via an internal derivative) its interest rate risk to that customer.

Business unit
When a business unit enters into a fixed rate loan agreement with a customer, it receives internal floating rate funding and hedges its economic position by entering into an internal swap (pay fixed) with group corporate treasury. The fixed rate loan and floating rate funding are both accrual (effective interest rate) accounted under IAS 39 and the internal swap (swap A in the diagram overleaf) is marked to market. In the absence of hedge accounting, the business unit’s management is unable to reduce this accounting mismatch (volatility). All internal transactions, including the swap, are eliminated in the consolidated financial statements.

Group corporate treasury
Group corporate treasury manages its economic risk by entering into a swap (swap B) with the Group’s products and markets business unit. This swap and the matching swap with the business unit are fair value accounted and therefore there is no economic or accounting volatility. The internal swap is eliminated in the consolidated financial statements.

Products and markets
Products and markets manages its economic risk by entering into a swap (swap C) with an external counterparty. This swap and the swap with group corporate treasury are fair value accounted and therefore there is no economic or accounting volatility. The internal swap is eliminated in the consolidated financial statements.

The above transactions and the position of each area of the Group can be summarised as follows:

Area of Lloyds TSB	Economic position	Accounting position
Business unit	Fixed rate asset (receive fixed) Floating rate liability Internal swap (pay fixed, receive floating) Economic interest rate risk is being managed
Fixed rate asset and internal floating rate liability are both accrual accounted
Internal swap must be marked to market (Internal derivatives cannot be used as hedging instruments in the Group)
The business unit’s management is unable to control the resultant volatility

Group corporate treasury	Back to back swaps No economic interest rate risk	All swaps are marked to market No accounting volatility
Products and markets	Back to back swaps No economic interest rate risk	All swaps are marked to market No accounting volatility

Appendix A
The following diagram shows the above transactions:

Group perspective
On a consolidated basis, the Group holds a fixed rate asset, a floating rate liability and a pay fixed swap (swap C). In aggregate, therefore, the Group has an economically hedged position.

The external swap must be marked to market and, in the absence of hedge accounting, both the asset and liability are required to be accrual accounted (effective interest rate); this asymmetrical accounting creates volatility in the income statement.

Provided the criteria set out in IAS 39 are met, hedge accounting is permitted; this would reduce the income statement volatility arising from the above transactions. However, no one business unit in the above structure has visibility of all of the relevant external transactions and these are the only transactions that can be used by the Group in an IAS 39 compliant accounting hedge relationship.

Lloyds TSB structure
In order to better facilitate the identification of the assets and swaps that can be used for accounting hedge relationships, the Group has a central hedge function (which is within group corporate treasury and, therefore, reports within the central group segment). The central hedge function has the following remit:
▪	aggregate data in respect of the external derivatives and external assets held by the Group;
▪	identify suitable accounting hedging strategies; and
▪	perform on-going testing and documentation of accounting hedge relationships.

The central hedge function is not permitted to execute any internal or external transactions and is measured internally against the volatility of its results (rather than being expected to generate profits).

It should be noted that the accounting volatility effectively arises in the business unit, which has an internal derivative and an accrual accounted asset; the derivative being passed on a matched basis though group corporate treasury and products and markets to an external counterparty.

Appendix A

Given that the business unit is not responsible for establishing accounting hedges (it is responsible only for hedging its economic position), the Group’s operating model requires that:
▪	the business unit accounts for its assets on an accrual (effective interest rate) basis;
▪
through the Group’s internal pricing arrangement, the business unit transfers to the central hedge function the clean mark to market movement on the internal swap; it retains the accrual (interest) element of the current leg of the swap, which will, generally, offset the difference between the flows on its fixed rate asset and floating rate liability;

▪	the central hedge function, which is within the central group segment, identifies and establishes IAS 39 compliant accounting hedge relationships; and
▪	the central hedge function records the fair value movement of the hedged asset or liability attributable to the hedged risk.

Consolidation process
The consolidation process eliminates the internal transactions as follows:
▪	Swap A: the accrual value held by the business unit and the clean mark to market value held by the central hedge function eliminate the entire mark to market held by group corporate treasury;
▪	Swap B: this swap is held at fair value by both products and markets and group corporate treasury, which makes elimination straight forward.

The consolidated results, therefore, consist of the accrual (effective interest rate) value ascribed to the hedged asset (in the business unit), the fair value of the external swap (in products and markets) and the adjustment made to the hedged asset for the change in its fair value attributable to the hedged risk (in the central hedge function).

In accordance with IFRS, all internal transactions are eliminated and the accounting hedge relationships consist of only external transactions.

Segmental reporting
On a segmental basis the business unit and central hedge function report as follows:
▪
Business unit: Reports on the basis of the accrual (effective interest rate) value of its loans and the accrual value of the swap (i.e. the interest element of the current leg of the swap). The remaining value of the swap is transferred, through the Group’s internal pricing arrangement, to the central hedge function. This is consistent with the business unit’s economic position, described above, and is the basis by which the business unit is managed and measured internally;

▪
Central hedge function (which is within the central group segment): Receives the clean mark to market value of the swap from the business unit, through the Group’s internal pricing arrangement. The function also identifies and establishes IAS 39 compliant hedges between the Group’s external swaps and the external loans held by the business unit. It recognises the change in fair value of the loans attributable to the hedged risk, which reduces the volatility of its income statement. This is the basis on which the central hedge function is managed and measured internally.

Appendix B

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1
Form 20-F for the year ended 31 December 2006
Operating and financial review and prospects, page 13
Results of operations – 2005 compared with 2004, page 16
Volatility, page 33

We refer to your response to comment 2 of our letter dated 30 May 2007 regarding the substantive reasons why management considers the non-GAAP banking volatility measures provide useful information to outside investors. Please address the following with respect to transfers to the Central group, through the implemented internal pricing arrangements, of only the volatility associated with marking-to-market derivatives held for risk management purposes:

•
Explain why segment results as presented in footnote 3 on page F-17 better reflect the operating performance of reportable segments by not considering corresponding transfers of the volatility associated with changes in the underlying hedged assets and liabilities;

•
Explain why the exclusion of the banking volatility from the central group segment presented in non-GAAP segment results provides more useful additional information to investors as opposed to a reallocation of the banking volatility to the various primary reporting banking segments where the volatility originates;

•
Discuss the basis for stating that changes in market variables are beyond the control of management considering the Company’s use of derivative hedging transactions are a means for controlling the variability of these market variables.

Response 1
Explain why segment results as presented in footnote 3 on page F-17 better reflect the operating performance of reportable segments by not considering corresponding transfers of the volatility associated with changes in the underlying hedged assets and liabilities.
Under the Group’s hedging model, the central group segment, through its central hedge function, is responsible for identifying and establishing accounting hedge relationships (including hedge designation, documentation and effectiveness testing) between the Group’s external swaps and external assets.

In the absence of an accounting hedge relationship, these external assets are carried in the Group’s balance sheet, and in the segmental analysis, at amortised cost (less impairment) in accordance with IAS 39. The business units have no input into the Group’s hedging strategy and are not responsible for establishing accounting hedge relationships. They, therefore, recognise the external loans at amortised cost (less impairment) irrespective of whether the asset is included within an accounting hedge relationship. As noted in appendix A, the central hedge function is the only unit within the Group to have visibility of both the Group’s external assets and external derivatives. For each hedge accounting relationship established by the central hedge function, it calculates and books the fair value adjustment required to be made to the underlying hedged asset. The central group segment, of which the central hedge function is a part, therefore reports both the volatility associated with the swaps subject to the Group’s internal pricing arrangement and the changes in fair value of the hedged external asset.

Appendix B

We have included in our response to the SEC’s third comment (on page 9 of this letter) an enhanced disclosure of this internal pricing arrangement, which we will include in future filings.

Explain why the exclusion of the banking volatility from the central group segment presented in non-GAAP segment results provides more useful additional information to investors as opposed to a reallocation of the banking volatility to the various primary reporting banking segments where the volatility originates.
As set out in appendix A, the Group has established the central hedge function, which is a constituent of the central group segment, to manage the accounting volatility arising from internal derivatives within the banking segments. It is, therefore, appropriate for any residual volatility to remain within this segment rather than be re-allocated to the business, as this reflects where the predominant risks and returns are managed.

The Group’s internal segmental reporting is presented to the board and group executive committee of the Company on this basis and, therefore, following paragraph 28 of IAS 14 the Group uses the same basis for its external segmental reporting disclosures. Paragraph 28 of IAS 14 states that “except in rare circumstances, an entity will report segment information in its financial statements on the same basis as it reports internally to key management personnel”. The Group does not believe that its situation is “rare”.

Discuss the basis for stating that changes in market variables are beyond the control of management considering the Company’s use of derivative hedging transactions are a means for controlling the variability of these market variables.
The business units, which are responsible for managing their economic risk position, are generally only permitted to use internal derivatives for risk management purposes. They are, therefore, unable to establish accounting hedge relationships and, as a result, are required to account for the economically hedged assets at amortised cost and the derivatives at fair value. This creates accounting volatility which business unit management is unable to control.

Group management, through the central hedge function, manages this accounting volatility by establishing accounting hedge relationships using external assets and external derivatives of the Group. The central hedge function, which is part of the central group segment, records both the volatility on the derivative and the fair value adjustments on any hedged instruments.

We will clarify this distinction between business unit management and Group management in the relevant disclosures in future filings.

Appendix B

Comment 2
Form 20-F for the year ended 31 December 2006
Operating and financial review and prospects, page 13
Results of Operations – 2005 compared with 2004, page 16
Volatility, page 33

We refer to your response to comment 3 of our letter dated 30 May 2007, with respect to the use of intra-group and external derivatives for managing interest rate and other market risks on a consolidated basis. We note that the group treasury function aggregates risk exposures and manages them to within agreed limits by entering into transactions with the Group’s products and markets business unit. Please tell us the following:

•
With respect to derivatives transactions that qualify for hedge accounting under IAS 39 and involve intra-group derivative transactions, please explain your process followed in complying with the requirements of paragraphs 88-102 of IAS 39;

•
Given the aggregation of risk exposures by the group treasury function, explain whether there is a time lag between the creation of a risk exposure through an external market transaction and the subsequent designation of a derivative as a hedging instrument, and if so, how that is factored in determining compliance with the requirements of IAS 39;

•	Please clarify what it means to manage risk exposures to within agreed limits and how that is considered in determining compliance with IAS 39 for hedge accounting.

Response 2
With respect to derivatives transactions that qualify for hedge accounting under IAS 39 and involve intra-group derivative transactions, please explain your process followed in complying with the requirements of paragraphs 88-102 of IAS 39.
The Group does not use any intra-group derivative transactions within accounting hedge relationships. All derivative transactions that qualify for hedge accounting under IAS 39 involve only external derivative transactions. The central hedge function applies detailed procedures to ensure that hedge relationships qualify for hedge accounting under paragraphs 89-102 of IAS 39 if, and only if, all of the conditions of paragraph 88 of the same standard are met.

Given the aggregation of risk exposures by the group treasury function, explain whether there is a time lag between the creation of a risk exposure through an external market transaction and the subsequent designation of a derivative as a hedging instrument, and if so, how that is factored in determining compliance with the requirements of IAS 39.
The business units are able to enter into internal derivative contracts to manage their economic risk on a daily basis. However, it is not efficient for the central hedge function to aggregate continually information on the Group’s external assets, liabilities and derivatives; this aggregation currently takes place monthly. No designation of an external derivative as a hedging instrument takes place prior to the aggregation exercise. There is, therefore, a time lag between the creation of an underlying risk exposure (which may occur in the middle of a month) and the subsequent designation of a derivative as a hedging instrument (which can only occur at the beginning of the subsequent month). The Group does not recognise any change in fair value of the hedged instrument before the date on which the IAS 39 compliant accounting hedge is established.

Appendix B

Changes in interest rates between the creation of the underlying risk exposure and its designation as a hedged instrument can also lead to some hedge ineffectiveness, which is recognised in the income statement in accordance with IAS 39.

Please clarify what it means to manage risk exposures to within agreed limits and how that is considered in determining compliance with IAS 39 for hedge accounting.
The Group’s policy is to manage its market risk exposures within the risk appetite defined by the board.

This risk appetite is delegated through the group chief executive with the support of the group asset and liability committee (GALCO) to the group executive directors. Limits are then allocated at appropriate levels of responsibility down to business unit and desk level in accordance with the risk limit approval structure. The allocation of limits is detailed by type of risk and, as appropriate, portfolio or product. Business units must not enter into exposures which are in breach of their investment policy or are not covered by their authorised limits. Group risk reports on exposures monthly to GALCO and quarterly to the group executive committee, the risk oversight committee and the board.

These limits are not relevant in determining compliance with IAS 39 for hedge accounting.

Appendix B

Comment 3
Financial statements for the year ended 31 December 2006
Note 3, Segmental analysis, page F-17

We note your response to the first bullet of comment 6 of our letter dated 30 May 2007, regarding accounting by segments of derivative transactions entered into externally by the central segment on behalf of operating segments. Please address the following:

•	Tell us and revise future filings to clarify what changes in interest accruals and cash funding of derivative transactions represent;
•
Describe to us the authoritative accounting literature you relied on to determine that the presentation of your segment results, based on the transfer pricing arrangements as disclosed, is in accordance with IFRS as adopted by the EU;

•
Please tell us and revise the footnote in future filings to provide an expanded disclosure of your transfer pricing arrangements related to derivative contracts entered into by banking units for risk management purposes. Disclose the basis of pricing inter-segment transfers, including the transfer to group corporate treasury of the volatility related to derivative hedging transactions of the banking businesses. Refer to paragraph 75 of IAS 14.

Response 3
Tell us and revise future filings to clarify what changes in interest accruals and cash funding of derivative transactions represent.
The following description is used in the 2006 Form 20-F on page F-17:
“For those derivative contracts entered into by business units for risk management purposes, the difference between the result that would have been recognised on an accruals accounting basis and the actual result calculated using fair values is charged or credited to the central segment where the resulting volatility is managed.”

Under the Group’s transfer pricing arrangement, business units recognise in the income statement an amount equal to the accrual on the current leg of the swap, which will generally offset the mismatch caused by its floating rate funding and fixed rate assets and transfer to the central hedge function (which is within the central group segment) the movement in the clean fair value of the derivative. The clean fair value of the derivative is the value ascribed to the cash flows after the derivative’s next reset date (ie the total fair value of the swap less the value of any interest accrual for its current leg).

The central hedge function is able to minimise the volatility of its results by establishing accounting hedge relationships between the Group’s external derivatives and external assets. Where fair value hedge relationships are established, the change in fair value of the hedged asset attributable to the hedged risk is booked within the central hedge function.

“Cash funding” in our response to the first bullet of comment 6 of your letter dated 30 May 2007 referred to the situation where a business unit was provided with matched funding for its assets (and, therefore, had no interest rate exposure to hedge) and not the cash funding of the derivative itself.

We propose to amend the above wording in the Group’s 2007 Form 20-F as follows:
For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (ie an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed though the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded with the central group segment.

Appendix B

This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results, records volatility where it is managed and provides a fair presentation of the segments’ operating performance. It is the basis on which the segments are managed and measured internally and is the basis of the Group’s internal segmental reporting to the board.

Describe to us the authoritative accounting literature you relied on to determine that the presentation of your segment results, based on the transfer pricing arrangements as disclosed, is in accordance with IFRS as adopted by the EU.
In accordance with paragraph 44 of IAS 14, the Group prepares its segmental information in conformity with the Group’s accounting policies. Lending is recognised at amortised cost, except where the lending is included within an IAS 39 compliant hedge relationship when its value is adjusted for the change in fair value attributable to the hedged risk. As permitted by paragraph 25 of IAS 14, the amount of this adjustment is allocated to and recorded within the central hedge function’s results (within the central group segment). This reflects the Group’s operating model as described in appendix A.

All internal and external derivatives are carried at fair value, with the change in the clean fair value of those derivatives held by banking businesses for risk management purposes charged or credited to the central hedge function, which is within the central group segment, in accordance with the Group’s internal pricing arrangement; this is permitted by paragraph 25 of IAS 14.

Extracts from IAS 14
“Segment information shall be prepared in conformity with the accounting policies adopted for preparing and presenting the financial statements of the consolidated group or entity.”
(Paragraph 44)

“While the accounting policies used in preparing and presenting the financial statements of the entity as a whole are also the fundamental segment accounting policies, segment accounting policies include, in addition, policies that relate specifically to segment reporting, such as identification of segments, method of pricing inter-segment transfers, and basis for allocating revenues and expenses to segments.”
(Paragraph 25)

Please tell us and revise the footnote in future filings to provide an expanded disclosure of your transfer pricing arrangements related to derivative contracts entered into by banking units for risk management purposes. Disclose the basis of pricing inter-segment transfers, including the transfer to group corporate treasury of the volatility related to derivative hedging transactions of the banking businesses. Refer to paragraph 75 of IAS 14.
Under the Group’s internal pricing arrangement, the movement in the clean fair value of derivatives entered into for risk management purposes is transferred to the central hedge function throughout the life of the swap. At inception, the fair value of the swap is, of course, £nil.

The proposed wording for future 20-Fs is detailed in our response to the first bullet of this comment.

Appendix B

Comment 4
Financial statements for the year ended 31 December 2006
Note 3, Segmental analysis, page F-17

We refer to your response to the second bullet point of comment 6 of our letter dated 30 May 2007. We note that the derivative transactions that give rise to the banking volatility are related to specific revenue generating assets and liabilities of the reportable banking segments. Please tell how you determined that an allocation of the volatility related to derivative transactions to the central treasury group, without a corresponding transfer of the volatility related to the hedged assets and liabilities, results in a reasonable allocation of revenues and expenses to segments in accordance with IAS 14.

Response 4
As set out in appendix A, the central hedge function receives, through the Group’s internal pricing arrangement, the change in the clean fair value of the internal swaps held by the banking business for risk management purposes and is responsible for identifying and establishing hedge relationships between the Group’s external derivatives and external assets and liabilities, so as to minimise the volatility of the Group’s results.

Where fair value hedge accounting relationships are established, the change in fair value of the hedged asset attributable to the hedged risk is booked within the central hedge function (and not within the business unit).

We believe that this is a reasonable allocation of revenues and expenses to the segments and that it is in accordance with IAS 14.

Appendix B

Comment 5
Financial statements for the year ended 31 December 2006
Note 3, Segmental analysis, page F-17

We refer to your response to the third bullet point of comment 6 of our letter dated 30 May 2007. Please confirm that you will revise future filings to provide an enhanced disclosure of the nature of the activities conducted by the Central Group segment, especially as it relates to the component titled “Funding cost of acquisitions less earnings on capital” on page 32 of your filing.

Response 5
As noted in our previous letter dated 12 June 2007, the central group segment’s activities include those of group corporate treasury (including the central hedge function), internal group audit, group risk, group compliance, group finance and group IT and operations.

The results of the central group segment consist of:
▪	charitable donations made by the Group to the Lloyds TSB Foundations;
▪	gains or losses on the disposal and closure of businesses;
▪	on-going costs of the activities referred to in the paragraph above;
▪
interest costs on central balances, which principally arise from the cost of centrally funded acquisitions net of the proceeds of any subsequent disposals, together with the funding cost of dividend flows;

▪	net interest margin cost resulting from central capital activities, primarily arising on the management of subordinated debt and preference shares; and
▪	earnings allocated to the UK banking businesses on equity required to support their current activities offset by the income on actual equity held in those businesses.

The amount “Funding cost of acquisitions less earnings on capital” included in the Group’s Form 20-F comprises the last three items above.

We will expand our discussion in future Form 20-F submissions to provide more detail on the activities of the central group segment.